Filed pursuant to Rule 253(g)(2)

File No. 024-10633

SUPPLEMENT DATED AUGUST 2, 2017

TO OFFERING CIRCULAR DATED DECEMBER 23, 2016

Knightscope Announces Investor Perks

MOUNTAIN VIEW, Calif. (July 26, 2017) – Knightscope, Inc., announced a set of investor perks for all investors in the Series m Preferred Stock. As a sign of appreciation, these investor perks are retroactive to all existing Series m Preferred Stock investors. These investor perks are as follows:

Bronze ($999)

•	Custom t-shirt designed by Knightscope

Silver ($10,000+)

All of the above plus:

•	“K7 scale model” (deal toy)
•	"Audio Robot Selfie" video clip of a machine announcing your custom broadcast message to share on social media and/or for private use
•	Invitation to the K7 media event unveiling

Gold ($25,000+)

All of the above plus:

•	Limited edition Knightscope art print
•	Ability to select the city & state for future on-site live demonstration (USA)
•	Your custom designed K3, K5 or K7 digital wallpaper

Platinum ($100,000+)

All of the above plus:

•	Paid airfare to Silicon Valley for a private tour of Knightscope’s HQ
•	Dinner with the Knightscope management team
•	Signature Series: your signature on a machine signed at production
•	Professional "family photo shoot” with the K3, K5, and K7

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

The announcement of these investor perks is being filed as a supplement to the Offering Circular dated December 23, 2016 for the Company’s Series m Preferred Stock.

SEC Disclaimer

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement which only means that Knightscope may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You should read the offering circular before making any investment.